SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

BURLINGTON NORTHERN SANTA FE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

12189T104

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 2 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 76,777,029 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 76,777,029 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,777,029 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.55% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

*	See instructions before filling out!

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 3 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 76,777,029 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 76,777,029 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,777,029 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.55% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 4 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OBH, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 76,777,029 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 76,777,029 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,777,029 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.55% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 5 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 76,777,029 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 76,777,029 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,777,029 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.55% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 6 OF 7 PAGES

This Amendment No. 2 to Schedule 13D is filed to report the execution of an Agreement and Plan of Merger, dated November 2, 2009, by and among Berkshire Hathaway Inc. (“Berkshire”), R Acquisition Company, LLC (“Merger Sub”) and Burlington Northern Santa Fe Corporation (the “Merger Agreement”).

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and restated to read as follows:

On November 2, 2009, Berkshire, Merger Sub, a Delaware limited liability company and an indirect wholly-owned subsidiary of Berkshire, and Burlington Northern Santa Fe Corporation (“BNI”) entered into the Merger Agreement. Pursuant to the terms and conditions set forth in the Merger Agreement, Berkshire has agreed to acquire BNI through a merger (the “Merger”) of BNI with and into Merger Sub, with Merger Sub to be the surviving entity under the name Burlington Northern Santa Fe, LLC. The consummation of the Merger is subject to certain conditions, including the approval of the holders of at least 66-2/3% of the issued and outstanding shares of common stock of BNI, par value $0.01 per share (“Common Stock”), not owned by Berkshire or its associates or affiliates.

A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated by reference into this Item 4. The description of the Merger Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Merger Agreement.

Item 5. Interest in Securities of the Issuer.

The first sentence of Item 5(a) of this Schedule 13D is hereby amended and restated to read as follows:

(a) National Indemnity Company (“NICO”) is the holder of 76,777,029 shares of Common Stock, which constitute 22.55% of BNI’s outstanding Common Stock (based on 340,522,033 shares of Common Stock outstanding as of November 1, 2009, as represented by BNI to Berkshire pursuant to the Merger Agreement).

Item 5(c) is hereby amended to add the following:

Charlotte Guyman, a director of Berkshire, sold 200 shares of BNI Common Stock on October 14, 2009 in an open market sale.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following in place of the first paragraph thereof:

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

(1)	Agreement and Plan of Merger, dated November 2, 2009, by and among Berkshire, Merger Sub and BNI (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by BNI on November 3, 2009).

(2)	Joint Filing Agreement required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D filed by Mr. Buffett, Berkshire, OBH, Inc. and NICO on January 22, 2009).

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 7 OF 7 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Statement on Schedule 13D is true, complete, and correct.

Dated: November 3, 2009

WARREN E. BUFFETT

/S/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/S/ MARC D. HAMBURG

Name:	Marc D. Hamburg
Title:	Senior Vice President and Chief Financial Officer

OBH, INC.

By:	/S/ MARC D. HAMBURG

Name:	Marc D. Hamburg
Title:	Vice President

NATIONAL INDEMNITY COMPANY

By:	/S/ MARK MILLARD

Name:	Mark Millard
Title:	Assistant Secretary